Exhibit 99.1

Borr Drilling Limited – Sale of rig

Borr Drilling Limited (the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) is pleased to inform to have entered into an agreement to sell its cold stacked 2003 built jack-up drilling rig “Balder” to BW Energy. The completion of the sale is expected in the fourth quarter 2020, and the Company will receive $4.5 million sale proceeds. This sale follows the previously announced sale of the 2003 built jack up rig “Atla” announced 28 October 2020, which was also sold to BW Energy. Together, the two sales will provide the Company with gross cash proceeds of USD 14.5 million. The buyer plans to convert these rigs to Offshore Installations (OI) equipped with production facilities, meaning the rigs will cease to trade in the drilling rig market. Following these rig sales, Borr Drilling will have 28 modern assets built after 2011.

2 November 2020
Hamilton, Bermuda
Questions should be directed to:
Magnus Vaaler, VP Investor Relations and Treasury
+47 22 48 30 00

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Forward looking statements:
This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expected”, “plans” and “will” and similar expressions and include statements relating to the completion of the sale of rigs, total cash proceeds and other non-historical matters. Such forward-looking statements are subject to risks, uncertainties and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein and other factors described in the section entitled “Risk Factors” or otherwise stated in our regulatory filings and periodical reporting. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.